05038804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TREGA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 ROUTE 17, SOUTH
(No. and Street)

UPPER SADDLE RIVER, (City) NJ (State) 07458 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

201-236-3800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AMPER, POLITZINER & MATTIA, P.C.
(Name – *if individual, state last, first, middle name*)

6 EAST 43RD STREET, (Address) NY (City) NY (State) 10017 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH, D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Mackey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TREGA SECURITIES LLC, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

CAROLYN PUHTA
Notary Public, State of New York
No. 01PU6073570
Qualified in Orange County
Commission Expires April 22, 2006

*This report ** contains (check all applicable boxes):*

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TREGA SECURITIES, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

CONTENTS

AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

EDISON, NEW JERSEY
(732) 287-1000

FLEMINGTON, NEW JERSEY
(908) 782-3021

PRINCETON, NEW JERSEY
(609) 897-0200

ROCHELLE PARK, NEW JERSEY
(201) 712-0700

WALL, NEW JERSEY
(732) 919-1400

6 EAST 43RD STREET
NEW YORK, NY 10017

(212) 682-1600

Independent Auditors' Report

To the Board of Directors
TREGA Securities, LLC

We have audited the accompanying statement of financial condition of TREGA Securities, LLC as of December 31, 2004 and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TREGA Securities, LLC as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Amper, Politziner & Mattia, P.C.

February 18, 2005
New York, New York

TREGA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	10,279
Commissions receivable		822
Other assets		4,713
	$	15,814

LIABILITIES AND MEMBER'S EQUITY

Commissions payable	$	740
Member's Equity		15,074
	$	15,814

See accompanying notes to financial statements.

TREGA SECURITIES, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues		
Commissions	$	114,905
Expenses		114,730
Net income		175
Member's equity - beginning		14,899
MEMBER'S EQUITY - ENDING	$	15,074

See accompanying notes to financial statements.

TREGA SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities	
Net income	$ 175
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	95
(Increase) decrease in:	
Commissions receivable	(448)
Other assets	(1,420)
Increase (decrease) in:	
Commissions payable	377
Total Adjustments	(1,396)
Net decrease in cash	(1,221)
Casht - beginning of year	11,500
CASH - END OF YEAR	$ 10,279

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

TREGA Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers. The Company provides financial and investment services to clients on the east coast of the United States.

Statement of Changes in Subordinated Liabilities

Rule 17a-5 of the Securities Exchange Act of 1934, requires a statement of changes in subordinated liabilities; however, there are no subordinated liabilities and no statement has been provided for 2004.

Revenue Recognition

Commission revenues are recognized upon completed and closed placement of the underlying investment. Transaction fees specified in contracts are recognized when the contract is completed.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets as follows:

	Method	Estimated Useful Life
Furniture and fixtures	Straight-line	7 years

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single-member New Jersey limited liability company with a thirty-year life expiring in 2025, and, accordingly, is treated as a disregarded entity for tax purposes.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the State of New Jersey ("NJ") Uniform Securities Law (1967), which requires the maintenance of minimum net capital. The Company is also subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which (1) requires the maintenance of minimum net capital and (2) requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital and required net capital were as follows:

Net capital	$	15,074
Required minimum net capital by NJ		10,000
Required minimum net capital by SEC		5,000

The ratio of aggregate indebtedness to net capital was .07 to 1.00.

AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

EDISON, NEW JERSEY
(732) 287-1000

FLEMINGTON, NEW JERSEY
(908) 782-3021

PRINCETON, NEW JERSEY
(609) 897-0200

ROCHELLE PARK, NEW JERSEY
(201) 712-0700

WALL, NEW JERSEY
(732) 919-1400

6 EAST 43RD STREET
NEW YORK, NY 10017

(212) 682-1600

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
TREGA Securities, LLC

We have audited the financial statements of TREGA Securities, LLC as of and for the year ended December 31, 2004 and have issued our report thereon dated February 18, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Amper, Politziner & Mattia, P.C.

February 18, 2005
New York, New York

TREGA SECURITIES, LLC
SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Net Capital		
Total member's equity qualified for net capital	$	15,074
Deductions and /or charges		
Other assets		4,713
Net capital		10,361
Aggregate Indebtedness		
Commissions payable	$	740
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	5,000
Excess net capital	$	5,361
Ratio: Aggregate indebtedness to net capital		.07

Reconciliation with Company's Computation (Included in Part II of Form X-17a-5 as of December 31, 2004)

There were no material differences from the Company's computation.

See independent auditors' report on supplementary information
required by Rule 17a-5 of the Securities and Exchange Commission.

TREGA Securities, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
AS OF December 31, 2004

EXEMPTION UNDER SECTION (k) (2) (i) IS CLAIMED:
"Special Account for the Exclusive Benefit of Customers" maintained

AMPER, POLITZINER & MATTIA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
and CONSULTANTS

EDISON, NEW JERSEY
(732) 287-1000

FLEMINGTON, NEW JERSEY
(908) 782-3021

PRINCETON, NEW JERSEY
(609) 897-0200

ROCHELLE PARK, NEW JERSEY
(201) 712-0700

WALL, NEW JERSEY
(732) 919-1400

6 EAST 43RD STREET
NEW YORK, NY 10017

(212) 682-1600

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISISION

To the Board of Directors
TREGA Securities LLC

In planning and performing our audit of the financial statements and supplemental schedule of TREGA Securities, LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[illegible], P.C.

February 18, 2005
New York, New York